PE 3/17/2016



**DIVISION OF
CORPORATION FINANCE**

UNITED STATES *NO ACT*
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

16004010

March 3, 2016

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: _____1934_____
Section:_____
Rule: _____14a-8 (ODS)____
Public
Availability:____3-3-16____

Re: Fluor Corporation
        Incoming letter dated February 17, 2016

Dear Mr. Mueller:

This is in response to your letter dated February 17, 2016 concerning the
shareholder proposal submitted to Fluor by James McRitchie and Myra K. Young.
Copies of all of the correspondence on which this response is based will be made
available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml.
For your reference, a brief discussion of the Division's informal procedures regarding
shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
        FISMA & OMB MEMORANDUN M-07-16

March 3, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Fluor Corporation
      Incoming letter dated February 17, 2016

      The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

      There appears to be some basis for your view that Fluor may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Fluor omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

                              Sincerely,

                              Evan S. Jacobson
                              Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 17, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Fluor Corporation*
        Stockholder Proposal of James McRitchie and Myra K. Young
        Securities Exchange Act of 1934 ("Exchange Act")—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Fluor Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden who submitted the Proposal on behalf of James McRitchie and Myra K. Young (the "Proponents").

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission (the "Commission") or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors adopt a "proxy access" bylaw requiring the Company to include in its proxy materials the name and certain information regarding any person nominated pursuant to certain procedures described in the Proposal. *See* Exhibit A.

GIBSON DUNN

BASIS FOR EXCLUSION

On February 4, 2016, the Board of Directors (the "Board") of the Company adopted amendments to the Company's Amended and Restated Bylaws (the "Amended Bylaws") implementing proxy access (the "Proxy Access Bylaw"). The Company sought to engage with Mr. Chevedden and the Proponents before adopting the Proxy Access Bylaw but did not receive a response to its outreach. The Amended Bylaws containing the Proxy Access Bylaw were filed with the Commission as an exhibit to the Company's Current Report on Form 8-K on February 9, 2016. As discussed below, the Proxy Access Bylaw compares favorably with and substantially implements the Proposal.

The Amended Bylaws address each of the essential elements of the Proposal. In this respect, it is important to note that the Proposal is substantially the same proposal that the Staff considered in *Capital One Financial Corp.* (avail. Feb 12, 2016) and *Time Warner Inc.* (avail. Feb. 12, 2016), and that the proxy access terms adopted by the Company are substantially similar to those that were adopted by Capital One, Time Warner and other companies which the Staff has concurred substantially implement this form of proxy access stockholder proposal. *See, e.g., Alaska Air Group, Inc.* (avail. Feb. 12, 2016); *Baxter International Inc.* (avail. Feb. 12, 2016); *General Dynamics Corp.* (avail. Feb. 12, 2016); *Target Corp.* (avail. Feb. 12, 2016). As a result, we believe that this no-action request does not raise any novel issues and we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and concurred with exclusion of a proposal only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully avoiding exclusion by submitting proposals that differed from existing company policy by only a few words. Exchange

Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) ("1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998) ("1998 Release"). Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the same manner set forth by the proponent. In *General Motors Corp.* (avail. Mar. 4, 1996), the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied. The company further argued, "If the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of [the rule]—permitting exclusion of 'substantially implemented' proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." For example, the Staff has concurred that companies, when substantially implementing a stockholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the stockholder proponent would implement the proposal. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholder to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

Due to the range of issues that need to be considered in the context of proposals requesting corporate governance changes that require bylaw amendments, the "substantially implemented" standard of Rule 14a-8(i)(10) (as opposed to the former, "fully effected" standard) provides a reasonable and rational means to achieve Rule 14a-8(i)(10)'s objective. Thus, companies that have substantially implemented a stockholder proposal through a bylaw amendment typically have addressed collateral issues that the stockholder proposal either does not address or that the stockholder proposal addresses in a different way, and yet have satisfied Rule 14a-8(i)(10)'s standard. For example, in *General Dynamics Corp.* (avail. February 6, 2009), the Staff concurred in the exclusion of a special meeting proposal that included a 10% ownership threshold and a requirement that no other "exception[s] or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not management and/or

GIBSON DUNN

the board" be included in the bylaws and/or charter. In that case, General Dynamic planned to adopt a special meeting bylaw that included (i) an ownership threshold of 10% for special meetings called by one stockholder and 25% for special meetings called by a group of stockholders and (ii) several additional procedural and informational requirements incorporated from its advance notice provisions. Similarly, in *Chevron Corp.* (avail. Feb. 19, 2008) and *Citigroup Inc.* (avail. Feb. 12, 2008), the Staff concurred that the companies could exclude special meeting stockholder proposals under Rule 14a-8(i)(10) where the companies had adopted provisions allowing stockholders to call a special meeting, unless, among other things, an annual or company-sponsored special meeting that included the matters proposed to be addressed at the stockholder-requested special meeting had been held within a specified period of time before the requested special meeting.

> B.   *The Board's Adoption of the Proxy Access Bylaw Substantially Implements the Proposal*

Proxy access is a complex issue. Because proxy access creates an entirely new right that implicates the interaction of state law nomination processes, Commission proxy rules, the intricacies of the beneficial ownership and proxy voting processes, and corporate governance considerations, bylaws implementing proxy access must address numerous substantive and procedural issues. This complexity was reflected in the text of the Commission's proxy access rule, Rule 14a-11 under the Exchange Act, which was 6,374 words long, counting "instructions" included in the rule but not counting the length of Schedule 14N or other rules that were adopted or amended at the same time that Rule 14a-11 was adopted.

Virtually all of the 486 words comprising the Proposal and its brief supporting statement consist of an extensive list of proxy access terms requested by the Proponents. The proxy access provisions addressed in the Proposal can be grouped into 11 topics, some of which have multiple prongs. In order to compare the Company's Proxy Access Bylaw with the proxy access terms addressed in the Proposal, we have numbered the different proxy access terms in the Proposal on Exhibit B to this letter. We also discuss each of these topics below and compare them to the Company's Amended Bylaws, attached as Exhibit C. This comparison demonstrates that the terms of the Company's Proxy Access Bylaw "compare favorably with the guidelines of" the Proposal, and therefore substantially implement the Proposal within the meaning of established precedent under Rule 14a-8(i)(10).

- #1—Adoption of Proxy Access Bylaw:
  The "resolved" clause of the Proposal requests that the board adopt a "'proxy access' bylaw" and present it for stockholder approval. As discussed above, on February 4, 2016, the Board adopted the Proxy Access Bylaw, set forth at Section 2.10 of the Amended Bylaws. *See* Exhibit C, beginning at page 9. Although the Proposal requests that the bylaw be put to a

stockholder vote, Delaware law and the Company's Restated Certificate of Incorporation do not require bylaw amendments to be approved by stockholders, and there are no substantive rights afforded by having such a bylaw provision approved by stockholders.

As discussed above, it is well established that a company may satisfy Rule 14a-8(i)(10)'s standard by implementing a proposal through a process different than the one requested in the proposal. *See Intel Corp.* (avail. Feb. 14, 2005) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal seeking to establish a policy of expensing the costs of all future stock options in the company's annual income statement where the Financial Accounting Standards Board recently had adopted a rule requiring that all public companies do the same); *The Coca-Cola Co.* (avail. Feb. 24, 1988) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(10) of a proposal requesting that the company not make new investments or business relationships within South Africa when a federal statute had been enacted that prohibited new investment in South Africa); and *Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complied fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information). Thus, the fact that the Company did not submit the Proxy Access Bylaw to a vote of stockholders does not prevent the Company from having satisfied Rule 14a-8(i)(10).

- **#2[A] & [B]—Inclusion in Proxy Materials and Group Nomination:**
  The Proposal requests that the proxy access bylaw "[A] [r]equire the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by [B] a shareholder or an unrestricted number of shareholders forming a group (the 'Nominator') that meets the criteria below."

  Part [A] of this provision is implemented in Section 2.10(A) of the Amended Bylaws, which provides that the Company shall include in its proxy statement and on its form of proxy the "Required Information (as defined below) relating to . . . a 'Stockholder Nominee.'" Part [B] is implemented in Section 2.10(C)(2) of the Amended Bylaws, which confirms that a stockholder or group of up to 20 stockholders can aggregate their shares of the Company's common stock for purposes of satisfying the ownership requirement under the Amended Bylaws. *See* Exhibit C, pages 9–10.

  The Proposal refers to the "Nominator" being "a shareholder or an unrestricted number of shareholders." We believe that the Company's provision, which places a twenty-stockholder limit on the size of a nominating group, achieves the essential purpose of this aspect of the Proposal by ensuring that stockholders are able to use the proxy access right effectively,

GIBSON DUNN

while addressing administrative concerns that could arise if an unwieldy number of stockholders sought to nominate director candidates under proxy access. In this regard, it is important to note that a twenty-stockholder nominating group is a widely embraced standard among companies that have adopted proxy access. Specifically, of the 118 companies that announced the adoption of proxy access by-laws in 2015, all but three have imposed a limit on the size of the nominating stockholder group. Of those companies, approximately 87% have adopted a twenty-stockholder standard, approximately 8% have adopted a lower limit, and 2% have adopted a twenty-five-stockholder standard. As well, T. Rowe Price Group, Inc. and State Street Corporation, the publicly traded parent companies of some of the largest institutional stockholders in the United States, each have adopted proxy access bylaws that contain a twenty-stockholder provision, and Blackrock, Inc., the publicly traded parent of the largest institutional stockholder in the United States, has announced that it intends to adopt proxy access with a twenty-stockholder provision. Similarly, Institutional Shareholder Services—a leading proxy advisory firm—has stated that in reviewing whether a company has satisfactorily implemented proxy access in response to a stockholder proposal, it does not view a twenty-stockholder aggregation limit as a material restriction or one that "unnecessarily restrict[s] the use of a proxy access right" (although it will treat a limit that is lower than twenty stockholders as unduly restrictive).[1]

In *General Electric Co. (Recon.)* (avail. Mar. 3, 2015), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board take the steps necessary to amend the company's governing documents to adopt a bylaw providing proxy access for a person nominated by "a shareholder or group thereof." The Staff concurred with our view that General Electric adopted a proxy access bylaw on terms that addressed the proposal's essential objective, even though General Electric (i) limited the group of stockholders who could aggregate their holdings for purposes of meeting the minimum stock ownership requirements to twenty and (ii) the proxy access bylaw contained additional terms and requirements addressing issues on which the proposal was silent. We believe the same conclusion applies here. *See also Capital One Financial Corp.* (avail. Feb. 12, 2015) (concurring in exclusion when the proxy access proposal requested an "unrestricted number of shareholders" but the company limited aggregation to twenty stockholders). Although the Proxy Access Bylaw adopted by the Company contains a twenty-stockholder limit in determining the eligibility of a nominating group, variations between the size of the nominating group requested in a proposal and that adopted by a company should not serve as the basis for denying the availability of Rule 14a-8(i)(10), as long as the variations do not undermine the essential objectives of the proposal. Otherwise, stockholder proponents could

---

[1] *See* Institutional Shareholder Services, *U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions*, at 19 (Dec. 18, 2015), *available at* https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-dec-2015.pdf.

request small changes in the nominating group size in a proposal (twenty-five, fifty, or one hundred stockholders, instead of twenty), contrary to the regulatory objective that led the Commission to adopt the "substantial implementation" standard under Rule 14a-8(i)(10). Accordingly, we believe the Company's Proxy Access Bylaw compares favorably with the Proposal.

- **#3—Inclusion in Proxy Card:**
  The Proposal requests that the bylaw "[a]llow shareholders to vote on such nominee on the Company's proxy card."

  This provision is implemented in Section 2.10(A) of the Amended Bylaws, which provides that eligible stockholder nominees will be included on the Company's form of proxy for an annual meeting (in addition to being included in the Company's proxy statement). *See* Exhibit C, page 9.

- **#4—Number of Nominees:**
  The Proposal requests that "[t]he number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater."

  This provision is implemented in Section 2.10(B) of the Amended Bylaws, which provides that the number of stockholder-nominated candidates cannot exceed the greater of (i) two or (ii) 20% of the number of directors in office, and sets forth standard provisions for how to count the number of permitted nominees. This means that, as requested by the Proposal, the number of stockholder-nominated candidates appearing in the Company's proxy materials cannot exceed "one quarter of the directors then serving or two, whichever is greater." *See* Exhibit C, page 9. Stated differently, when the Company's Board consists of ten or fewer directors, proxy access will be available for up to two stockholder-nominated candidates, and when the Board exceeds ten directors, proxy access will be available for directors representing twenty percent of the Board (rounded down to the nearest whole number), which is a number that satisfies the Proposal by "not exceed[ing] one quarter of the directors then serving." Thus, the Proxy Access Bylaw fully implements this term of the Proposal.

- **#5—Supplementation of Existing Rights:**
  The Proposal requests that "[t]his [proxy access] bylaw should supplement existing rights under Company bylaws."

  By adopting a proxy access bylaw, the Company did not eliminate or diminish any existing rights of its stockholders (such as those available under the Company's advance notice provisions or the ability to call special meetings). This is reflected in, for example, Sections

2.04 and 2.02 of the Amended Bylaws. *See* Exhibit C, pages 1 and 3. Thus, the Proxy Access Bylaw implements this provision.

- **#6[A], [B] & [C]—Ownership Threshold and Holding Period:**
  The Proposal states that a nominating stockholder "must [A] have beneficially owned 3% or more of the Company's outstanding common stock, [B] including recallable loaned stock, [C] continuously for at least three years before submitting the nomination."

  Parts [A] and [C] are implemented in Section 2.10(C)(1) of the Amended Bylaws, which provides that, to meet the minimum ownership threshold, a stockholder (or a group of stockholders) must own and have owned at least 3% of Company's shares continuously for at least three years. *See* Exhibit C, page 10. Part [B] is implemented in Section 2.02(A)(2), which defines ownership to include, among other things, loaned shares that can be recalled on five (5) business days' notice. *See* Exhibit C, page 2.

- **#7[A], [B] & [C]—Disclosure & Written Notice:**
  The Proposal requires that a nominating stockholder (or a group of stockholders) "give the Company, [A] within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about [B] (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and [C] (ii) the Nominator, including proof it owns the required shares (the 'Disclosure')."

  The terms addressed in part [A] are implemented in Section 2.10(A) and Section 2.10(G), which require a written notice regarding the proxy access nominee and the nominating stockholder(s) and set forth the time frame for when the nominating stockholder or group of stockholders must provide that notice to the Company. The terms addressed in part [B] are implemented through parts of Section 2.10(F) and Section 2.10(I) of the Amended Bylaws, which require nominating stockholders to provide certain information to the Company about the nominee that is required under the Company's advance notice bylaws or under the Commission rules, including consent to being named in the proxy statement and serving as a director. *See* Exhibit C, pages 11 and 13. The terms addressed in part [C] of this provision are implemented in Section 2.10(F) and Section 2.10(H) of the Amended Bylaws, which require the nominating stockholder (or group of stockholders) to provide information about themselves that is required under the bylaws or under the Commission rules, including proof it owns the required shares. *See* Exhibit C, pages 11–13.

- **#8[A], [B] & [C]—Nominating Stockholder Certifications:**
  The Proposal states that a nominating stockholder must "certify that [A] (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's

communications with the Company stockholders, including the Disclosure and Statement;
[B] (ii) it will comply with all applicable laws and regulations if it uses soliciting material
other than the Company's proxy materials; and [C] (iii) to the best of its knowledge, the
required shares were acquired in the ordinary course of business, not to change or influence
control at the Company."

Sections 2.10(F)(3)(c)(1), 2.10(F)(3)(c)(3), and 2.10(F)(3)(b)(1) of the Amended Bylaws,
respectively, implement these parts of the Proposal. *See* Exhibit C, pages 11–12.

- **#9—Supporting Statement:**
  The Proposal provides that "[t]he Nominator may submit with the Disclosure a supporting
  statement not exceeding 500 words in support of the nominee (the 'Statement')."

  This provision is implemented in Section 2.10(E)(2) of the Amended Bylaws. *See* Exhibit C,
  page 11.

- **#10[A], [B] & [C]—Procedures & Priority Given to Multiple Nominations:**
  The Proposal states that "[t]he Board should adopt procedures for promptly resolving
  disputes over [A] whether notice of a nomination was timely, [B] whether the Disclosure and
  Statement satisfy the bylaw and applicable federal regulations, and [C] the priority given to
  multiple nominations exceeding the one-quarter limit."

  Part [A] and [B] are implemented in Section 2.10(N) of the Amended Bylaws. *See* Exhibit
  C, page 15. Part [C] is implemented in Section 2.10(L). *See* Exhibit C, page 14.

- **#11—No Additional Restrictions on Nominations:**
  The Proposal states that "[n]o additional restrictions that do not apply to other board
  nominees should be placed on these nominations or re-nominations."

  The exact meaning of the references to "additional" restrictions is somewhat vague in the
  context of the Proposal, as the rest of the Proposal addresses conditions applicable to what
  the Proposal refers to as the "Nominator" and the Proposal does not otherwise set forth any
  eligibility terms or criteria applicable to proxy access nominees. As disclosed in the
  Company's 2015 proxy statement and addressed in the Company's Corporate Governance
  Guidelines, the Company has independence requirements for the Board (a majority must
  meet the Company's standards for independence) and both the Governance Committee of the
  Board and the Board itself evaluate a number of criteria when assessing director candidates.
  Because the Board does not have control over the nomination process for a proxy access
  nominee as it would for its own nominee, the Company determined that it was appropriate to
  include a number of provisions on the qualifications of proxy access candidates to ensure

that, if proxy access nominees are elected to the Board, the Company will be able to continue to satisfy its legal, regulatory and corporate governance requirements. These include that the Company is not required to include a proxy access nominee in its proxy statement if (i) the stockholder nominee does not meet certain independence requirements; (ii) the stockholder nominee is the subject of certain criminal proceedings or is a "bad actor" under the Commission rules; or (iii) the nomination would cause the Company to violate its governing documents or certain laws, rules and/or regulations or to seek certain federal or regulatory approvals or waivers. Likewise, the Proxy Access Bylaw provides that a stockholder nominee may not be a candidate who was nominated as a proxy access candidate in the past two years and did not receive a certain percentage of stockholder votes. These terms are set forth in parts of Section 2.10(K) and in Section 2.10(M) of the Amended Bylaws. *See* Exhibit C, pages 14–15.

As discussed above, proxy access is a complex issue that involves many considerations. The Board adopted the foregoing terms, together with other terms not addressed in the Proposal, because it believes that they advance the goal of ensuring that proxy access is available for long-term stockholders and are consistent with prevailing corporate governance standards. For example, 100% of companies that adopted proxy access in 2015 included a requirement that the proxy access nominees be independent, and over 77% of companies included a provision that restricts a proxy access nominee from being renominated the following year if he or she did not receive some specified percentage of the vote (but such provision does not prevent the same nominating stockholder or stockholder group from nominating a different candidate the following year).

These provisions do not prevent the proxy access procedures included in the Amended Bylaws from "compar[ing] favorably with the guidelines of" the Proposal. The conditions on the qualification of a proxy access nominee, as opposed to conditions on the availability of proxy access, do not restrict stockholders' ability to use proxy access beyond the terms set forth in the Proposal. In this regard, the additional conditions and terms set forth in the Proxy Access Bylaw differ significantly from those considered by the Staff in *KSW, Inc.* (avail. Mar. 7, 2012). There, the Staff did not concur with exclusion of a proposal requesting that proxy access be available for a group of stockholders that had held at least 2% of the company's stock for three years. KSW had adopted a bylaw under which proxy access would be available only to a single stockholder who had held 5% of the company's stock. In concluding that KSW had not substantially implemented the proposal for purposes of Rule 14a-8(i)(10), the Staff stated that "[g]iven the differences between KSW's bylaw and the proposal, *including the difference in ownership levels required for eligibility to include a shareholder nomination for director in KSW's proxy materials*," it was unable to concur that the bylaw adopted by KSW substantially implemented the proposal (emphasis added).

GIBSON DUNN

As discussed above, in the context of complex bylaw amendments to implement corporate governance reforms, the Staff consistently has concurred that companies have substantially implemented a proposal even when the companies have placed additional conditions or procedures that restrict the rights requested under the proposal. *See Chevron Corp.* (avail. Feb. 19, 2008); *Citigroup Inc.* (avail. Feb. 12, 2008). In particular, in *General Dynamics Corp.* (avail. Feb. 6, 2009), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a special meeting proposal that contained language similar to that set forth in #11, stating that the special meeting provisions should have no "exception[s] or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not management and/or the board," where the company had adopted a special meeting right that did impose notice and other requirements not applicable to a board-called special meeting. More recently, the Staff concurred in the context of other proxy access stockholder proposals that, notwithstanding similar generalized language, restrictions similar to those adopted by the Company did not mean that a company had failed to substantially implement the proposals. *See, e.g., Capital One Financial Corp.; Time Warner Inc.; Alaska Air Group, Inc.; Baxter International Inc.; General Dynamics Corp.; Target Corp.* Here, as with the bylaws considered in the foregoing precedent, the language in the Proposal and the terms in the Proxy Access Bylaw relating to eligible nominees do not restrict the availability of proxy access to the Company's stockholders.

Viewed as a whole, the proxy access terms adopted by the Company compare favorably to the terms for proxy access set forth in the Proposal, and the Company's Amended Bylaws achieve the Proposal's objective of making proxy access available to stockholders who satisfy specified conditions. Consistent with Rule 14a-8(i)(10) and long-standing precedent thereunder, minor variations or additional terms that go beyond the provisions addressed in a proposal do not prevent a company from substantially implementing a proposal.

CONCLUSION

We respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10). The Company is filing this no-action request at this time in light of the Company's Board having only recently adopted the Proxy Access Bylaw. Please note, however, that the Company intends to file its definitive proxy materials on or about March 10, 2016. Based upon the analysis above and the recent precedent addressing substantially identical proposals, we are of the view that by adopting the Proxy Access Bylaw, which compares favorably with the guidelines of the Proposal, the Company already has substantially implemented the Proposal and, therefore, that the Proposal may properly be excluded under Rule 14a-8(i)(10).

GIBSON DUNN

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Dawn A. Stout, the Company's VP, General Counsel, at (469) 398-7662.

Sincerely,

Ronald O. Mueller
Enclosures

cc: Dawn A. Stout, Fluor Corporation, VP, General Counsel
        John Chevedden
        James McRitchie
        Myra K. Young

GIBSON DUNN

EXHIBIT A

October 27, 2015

Mr. Carlos M. Hernandez, Corporate Secretary
Fluor Corporation (FLR)
6700 Las Colinas Blvd
Irving TX 75039
PH: 469 398-7000   PH: 469-398-7375
FX: 469-398-7700

Dear Corporate Secretary,

We are pleased to be shareholders in the Fluor Corporation (FLR) and appreciate the company's potential as a provider of engineering, procurement, construction, maintenance and project management services. We believe Flour has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,

_____   October 27, 2014
James McRitchie   Date

_____   October 27, 2014
Myra K. Young   Date

cc: John Chevedden
Dawn Stout <Dawn.Stout@fluor.com>
General Counsel
PH: 469-398-7662
FX: 469-398-7278

RESOLVED: Shareholders of Fluor Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Supporting Statement: Long-term shareholders should have a meaningful voice in nominating directors. The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated, in part due to inadequate cost-benefit analysis. *Proxy Access in the United States* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1), a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Enhance shareholder value. Vote for Shareholder Proxy Access – Proposal [4]

Notes:

James McRitchie and Myra Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note the title of the proposal is part of the proposal. The title is intended for publication. The first line in brackets is not part of the proposal.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14 B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false of misleading may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005)

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting.



Post-it® Fax Note 7671

FLR

Date 10-29-15	# of pages ►
To Carlos Hernandez	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 469-398-7278	Fax #

10/29/2015

James Mcritchie & Myra K Young

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear James Mcritchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and Myra K. Young held, and had held continuously for at least thirteen months, 100 shares of Fluor Corporation (FLR) common stock in their account ending in ***FISMA & OMB Memorandum M-07-16*** Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Edward A Mikolajczyk
Resource Specialist
TD Ameritrade

200 S. 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 9, 2015

VIA OVERNIGHT & E-MAIL

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Fluor Corporation (the "Company"), which received on October 27, 2015, a stockholder proposal you submitted on behalf of James McRitchie and Myra K. Young (the "Proponents") entitled "Proposal [4] – Shareholder Proxy Access" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's next Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to the Proponents' attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponents are the record owners of sufficient shares to satisfy this requirement. In addition, under Rule 14a-8(b) of the Exchange Act, stockholder proponents must provide the Company with a written statement that they intend to continue to hold that required number of shares through the date of the stockholders' meeting at which the proposal will be voted on by the stockholders.

The Proponents' correspondence is inadequate in this respect because the cover letter from the Proponents, which is identical in format to the letter presented to the Company in 2014 and which is dated "October 27, 2014" next to each Proponent's signature, states that the Proposal is being submitted for a vote "at the next annual shareholder meeting" and states only that the Proponents "pledge to continue to hold stock until after the date of the next shareholder meeting." This letter is insufficient because it does not clarify whether the proposal is being presented for the "next annual shareholder meeting" that follows the date of the Proponents' signatures (the 2015 annual meeting) or for the next annual meeting that follows the date that appears at the top of the letter (the 2016 annual meeting). In addition, if the Proposal is being submitted for consideration at the Company's 2016 annual meeting, the letter signed by the Proponents does not indicate that they intend to hold the required number

GIBSON DUNN

of shares (or a specific amount of shares) through the date of the Company's 2016 annual meeting. In this regard, we note that a statement appearing in the "Notes" section of the Proposal says that "[t]he stock supporting this proposal will be held until after the annual meeting." We believe this statement fails to satisfy the SEC's rules because it does not confirm that the Proponents will hold the required number of shares (or a specific amount of shares), is vague as to the annual meeting to which it refers and is not a signed statement by the Proponents.

To remedy these deficiencies, the Proponents must submit a written statement indicating which annual meeting the Proposal is or was intended for and, if the Proposal is being submitted for consideration at the Company's 2016 annual meeting, affirmatively stating that the Proponents intend to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Stockholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Avenue, N.W., Suite 300, Washington, DC 20036-5306. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Ronald O. Mueller

cc: James McRitchie
   Myra K. Young
   Dawn A. Stout, Fluor Corporation

October 27, 2015

Mr. Carlos M. Hernandez, Corporate Secretary
Fluor Corporation (FLR)
6700 Las Colinas Blvd
Irving TX 75039
PH: 469 398-7000   PH: 469-398-7375
FX: 469-398 7700

Dear Corporate Secretary,

We are pleased to be shareholders in the Fluor Corporation (FLR) and appreciate the company's potential as a provider of engineering, procurement, construction, maintenance and project management services. We believe Flour has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden . ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16 to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,

James McRitchie	October 27, 2014
James McRitchie	Date
Myra K. Young	October 27, 2014
Myra K. Young	Date

cc: John Chevedden
Dawn Stout <Dawn.Stout@fluor.com>
General Counsel
PH: 469-393-7662
FX: 469-398-7278

[Handwritten note:] We pledge to continue to hold the required number of Rule 14a-8 shares until after the 2016 annual meeting. This Rule 14a-8 proposal is for the 2016 annual meeting.

[Signatures:] J. McRitchie 11/11/2015
Myra K. Young 11/11/2015



FLR.
Post-it® Fax Note 7671

Date 10-29-15	# of pages►
To Carlos Hernandez	From John Chevedden
Co./Dept.	Co.
Phone #	Phone #***FISMA & OMB Memorandum M-07-16***
Fax # 469-398-7278	Fax #

10/29/2015

James Mcritchie & Myra K Young

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in***FISMA &OMB Memorandum M-07-16***

Dear James Mcritchie & Myra K Young,

Thank you for allowing me to assist you today.   Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and Myra K. Young held, and had held continuously for at least thirteen months, 100 shares of Fluor Corporation (FLR) common stock in their account ending in***FISMA & OMB Memorandum M-07-16***at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Edward A Mikolajczyk
Resource Specialist
TD Ameritrade

GIBSON DUNN

EXHIBIT B



RESOLVED: Shareholders of Fluor Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Supporting Statement: Long-term shareholders should have a meaningful voice in nominating directors. The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated, in part due to inadequate cost-benefit analysis. *Proxy Access in the United States* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1), a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Enhance shareholder value. Vote for Shareholder Proxy Access – Proposal [4]

GIBSON DUNN

EXHIBIT C

Amended and Restated
BYLAWS
(as amended February 4, 2016)
OF
FLUOR CORPORATION
(a Delaware corporation)

ARTICLE I

OFFICES

Section 1.01   Registered Office. The registered office of FLUOR CORPORATION (hereinafter called the "Corporation") in the State of Delaware shall be at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808 and the name of the registered agent at that address shall be Corporation Service Company.

Section 1.02   Principal Office. The principal office for the transaction of the business of the Corporation shall be at 6700 Las Colinas Boulevard, Irving, Texas 75039.   The Board of Directors (hereinafter called the "Board") is hereby granted full power and authority to change said principal office from one location to another.

Section 1.03   Other Offices. The Corporation may also have an office or offices at such other place or places, either within or without the State of Delaware, as the Board may from time to time determine or as the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.01   Annual Meetings. Annual meetings of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other proper business as may come before such meetings may be held at such time, date and place as the Board shall determine by resolution.

Section 2.02   Special Meetings. (A)(1) Special meetings of the stockholders of the Corporation (a) may be called at any time by the Board or by a committee of the Board which has been duly created by the Board and whose powers and authority, as provided in a resolution of the Board or in the Bylaws of the Corporation, include the power to call such meetings, for any purpose or purposes proper under applicable law; or (b) may be called by any other person or persons if and as to any matter authorized pursuant to the Certificate of Incorporation or any amendment thereto or any certificate filed under Section 151(g) of the General Corporation Law of the State of Delaware (or its successor statute as in effect from time to time hereafter), in the manner, at the times and for the purposes so authorized; or (c) shall be called by the Secretary of the Corporation at the written request of one or more stockholders of the Corporation that own, or are acting on behalf of persons who own, at least twenty-five percent (25%) (the "Requisite Percent") of the outstanding shares of common stock of the Corporation and that comply with the notice procedures set forth in Section 2.02(B)(1) with respect to any matter that is a proper subject for such meeting pursuant to Section 2.02(B)(2) (a "Stockholder Requested Special Meeting").

(2)   For purposes of calculating the Requisite Percent under clause (A)(1)(c) above, a stockholder or beneficial owner shall be deemed to "own" only those outstanding shares of common stock of the Corporation as to which such person possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such person or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its

affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of common stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such person's or its affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree any gain or loss arising from the full economic ownership of such shares by such person or its affiliate. A stockholder or beneficial owner shall "own" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and the right to direct the disposition thereof and possesses the full economic interest in the shares, provided that this provision shall not alter the obligations of any stockholder to provide the notice described in Section 2.02(B)(1). A person's ownership of shares shall be deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. A stockholder or beneficial owner's ownership of shares shall be deemed to continue during any period in which the person has loaned such shares provided that (i) the person both has the power to recall such loaned shares on no more than five business days' notice and recalls the loaned shares within five business days of being notified that the Requisite Percent has requested a special meeting, and (ii) the person holds the recalled shares through the applicable meeting. The terms "owned," "owning" and other variations of the word "own," when used with respect to a stockholder or beneficial owner, shall have correlative meanings. Whether outstanding shares of the common stock of the Corporation are "owned" for these purposes shall be decided by the Board in its reasonable determination.

(B) (1) In order for a Stockholder Requested Special Meeting to be called by the Secretary, one or more written requests for a special meeting (individually or collectively, a "Special Meeting Request") signed and dated by stockholders that own the Requisite Percent of the outstanding shares of common stock of the Corporation (or their duly authorized agents), must be delivered to the Secretary at the principal executive offices of the Corporation and must set forth (a) the information required in a stockholder notice pursuant to Section 2.04 of these Bylaws and (b) an acknowledgement by the requesting stockholders or the beneficial owners, if any, on whose behalf the Special Meeting Request is being made that such Special Meeting Request shall be deemed to be revoked (and any meeting scheduled in response may be cancelled) if such requesting stockholders do not own at least the Requisite Percent at all times between the date on which such Special Meeting Request is delivered and the date of the applicable Stockholder Requested Special Meeting, as well as an agreement by such stockholder(s) to notify the Corporation immediately if he, she or it ceases to own any shares of common stock of the Corporation resulting in such revocation.

One or more written requests for a special meeting delivered to the Secretary shall constitute a valid Special Meeting Request only if each such written request satisfies the requirements set forth above and has been dated and delivered to the Secretary within 60 days of the earliest dated of such requests. If the stockholder is not the signatory to the Special Meeting Request, such Special Meeting Request will not be valid unless documentary evidence is supplied to the Secretary at the time of delivery of such Special Meeting Request (or within ten business days thereafter) of such signatory's authority to execute the Special Meeting Request on behalf of the stockholder. Any requesting stockholder may revoke his, her or its Special Meeting Request at any time by written revocation delivered to the Secretary at the principal executive offices of the Corporation; provided, however, that if following such revocation (or any deemed revocation pursuant to clause (b) above), the unrevoked valid Special Meeting Requests represent ownership in the aggregate of less than the Requisite Percent, there shall be no requirement to hold a special meeting. The determination of the validity of a Special Meeting Request shall be made in good faith by the Board, which determination shall be conclusive and binding on the Corporation and the stockholders and the date of such determination is referred to herein as the "Request Receipt Date".

(2)   A matter is a proper subject of a Stockholder Requested Special Meeting if it is a proper subject for stockholder action under, and does not involve a violation of, applicable law, unless:

(a) the Request Receipt Date occurs during the period commencing with the close of business (as defined in Section 2.04(C)(2) below) on the 90th day prior to the first anniversary of the date of the preceding year's annual meeting of stockholders and ending on the date that is 90 days after the most recent annual meeting of stockholders; or

(b) the matter relates to an item of business that is identical or substantially similar (as determined in good faith by the Board) to an item of business that was presented or is to be presented at any meeting of stockholders held or to be held within 6 months of the Request Receipt Date.

(3)   Any special meeting of stockholders shall be held at such date and time as may be fixed by the Board in accordance with these Bylaws and in compliance with the Delaware General Corporation Law; provided, however, that a Stockholder Requested Special Meeting shall be called for a date not more than 90 days after the Request Receipt Date unless a later date is required in order to allow the Corporation to file the information required under Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, if applicable.

(4)   Business transacted at any Stockholder Requested Special Meeting shall be limited to (a) the business stated in the valid Special Meeting Request(s) received from the Requisite Percent of stockholders and (b) any additional business that the Board determines to include in the Corporation's notice of the meeting. If none of the stockholders who submitted the Special Meeting Request appears in person or sends a qualified representative to present the matters to be presented for consideration that were specified in the Special Meeting Request, the Corporation need not present such matters for a vote at such meeting, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

Section 2.03   Place of Meetings. All meetings of the stockholders shall be held at such places, within or without the State of Delaware, as may from time to time be designated by the person or persons calling the respective meeting and specified in the respective notices or waivers of notice thereof.

Section 2.04   Notice of Stockholder Business and Nominations.

(A)   Annual Meetings of Stockholders. (1) Nominations of persons for election to the Board of the Corporation and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (a) by or at the direction of the Board, (b) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in this Section 2.04 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.04, (c) by any Eligible Stockholder (as defined in Section 2.10 below) whose Stockholder Nominee (as defined in Section 2.10 below) is included in the Corporation's proxy materials for the relevant annual meeting of stockholders, or (d) by any person whose proposal is included in the Corporation's proxy materials as provided in Section 2.04(A)(4). For the avoidance of doubt, the foregoing clauses (b) and (c) shall be the exclusive means for a stockholder to make director nominations, and the foregoing clauses (b) and (d) shall be the exclusive means for a stockholder to propose other business at any annual meeting of stockholders.

(2)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (A)(1)(b) of this Section 2.04, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and any such other business must constitute a proper matter for stockholder action.   To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business (as defined in Section 2.04(C)(2) below) on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the

3

annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement (as defined below) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or recess of an annual meeting, or a postponement of an annual meeting for which notice has been given or with respect to which there has been a public announcement of the date of the meeting, commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth:

(a) as to each person whom the stockholder proposes to nominate for election or re-election as a director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, (ii) such person's written consent to serving as a director if elected, (iii) such person's written representation that he or she is not and will not become a party to (A) any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation, (B) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties established pursuant to Delaware law, or (C) any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with such person's nomination or candidacy for or service as a director that has not been disclosed to the Corporation, (iv) such person's written representation that, if elected as a director, he or she will comply with all of the Corporation's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other Corporation policies and guidelines applicable to directors, and (v) such other information as would be necessary for the Corporation to determine whether such proposed nominee can be considered an independent director;

(b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Section 13(d) of the Exchange Act), if any, on whose behalf the proposal is made;

(c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of capital stock of the Corporation which are owned of record by such stockholder and the beneficial owner as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of the class and number of shares of capital stock of the Corporation owned of record by the stockholder and such beneficial owner as of the record date for the meeting (except as otherwise provided in paragraph (A)(3) of this Section 2.04), and (iii) a representation that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination or business; and

(d) as to the stockholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination or proposal is made, as to such beneficial owner, (i) the class and number of shares of capital stock of the Corporation which are beneficially owned (as defined in Section 2.04(C)(2) below) by such stockholder or beneficial owner as of the date of the notice, and a representation

that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of the class and number of shares of capital stock of the Corporation beneficially owned by such stockholder or beneficial owner as of the record date for the meeting (except as otherwise provided in paragraph (A)(3) of this Section 2.04), (ii) a description of any agreement, arrangement or understanding with respect to the nomination or other business between or among such stockholder or beneficial owner and any other person, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable) and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement, or understanding in effect as of the record date for the meeting (except as otherwise provided in paragraph (A)(3) of this Section 2.04), (iii) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder or beneficial owner, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class of the Corporation's capital stock, or maintain, increase or decrease the voting power of the stockholder or beneficial owner with respect to shares of stock of the Corporation, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting (except as otherwise provided in paragraph (A)(3) of this Section 2.04), and (iv) a representation as to whether the stockholder or the beneficial owner intends or is part of a group that intends to engage in a solicitation within the meaning of Rule 14a-1(l) in support of such proposed nomination or proposal of other business and, if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation and whether such participant intends, or is part of a group that intends, to deliver a proxy statement and/or form of proxy to (x) holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal in the case of a proposal or (y) holders of at least fifty percent (50%) of the Corporation's common stock entitled to vote in the election of directors in the case of a nomination;

(e) any other information relating to the stockholder giving the notice or beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and

(f) if a stockholder or beneficial owner referred to in Section 2.04(A)(2) is an entity, information required of such entity by such Section 2.04(A)(2)(c), (d) and (e) shall also be provided as to each director, executive, managing member or control person of such entity.

(3)   Notwithstanding anything in paragraph (A)(2) of this Section 2.04 to the contrary, if the record date for determining the stockholders entitled to vote at any meeting of stockholders is different from the record date for determining the stockholders entitled to notice of the meeting, a stockholder's notice required by paragraph (A) of this Section 2.04 shall set forth a representation that the stockholder will notify the Corporation in writing within five business days after the record date for determining the stockholders entitled to vote at the meeting, or by the opening of business on the date of the meeting (whichever is earlier), of the information required under clauses (A)(2)(c)(ii) and (A)(2)(d)(i)-(iii) of this Section 2.04, and such information shall be current as of the record date for determining the stockholders entitled to vote at the meeting.

(4)   This Section 2.04 shall not apply to a proposal or nomination proposed to be made by a stockholder if the stockholder has notified the Corporation of his or her intention to present the proposal or nomination at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 (or any successor thereof) or any other rule promulgated under Section 14 of the Exchange Act and such proposal or nominee has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.

(B)   Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting and, if the notice so provides, such other matters as the Chief Executive Officer or the Board may bring before the meeting.   Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (1) by or at the direction of the Board, or (2) provided that directors are to be elected at such meeting, (a) by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.04 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.04 in the case of a special meeting other than a Stockholder Requested Special Meeting, or (b) pursuant to the Special Meeting Request in the case of a Stockholder Requested Special Meeting.   In the event the Corporation calls a special meeting of stockholders (other than a Stockholder Requested Special Meeting) for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (A)(2) of this Section 2.04 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.   In no event shall an adjournment, recess or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.   Notwithstanding anything in these Bylaws to the contrary, in the case of a Stockholder Requested Special Meeting, no stockholder may nominate a person for election to the Board or propose to conduct business at such Stockholder Requested Special Meeting, except pursuant to the Special Meeting Request(s) delivered for such Stockholder Requested Special Meeting.

(C)   General. (1) Except as otherwise provided by law, only such persons who are nominated in accordance with the procedures set forth in this Section 2.04 or Section 2.10 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.04.   The Board or its designee shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.04 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in compliance with such stockholder's representation as required by clause (A)(2)(d)(iv) of this Section 2.04). If any proposed nomination or business is not in compliance with the procedures set forth in this Section 2.04, then, except as otherwise provided by law, the chairman of the meeting shall have the power to declare that such nomination shall be disregarded or that such proposed business shall not be transacted.   Notwithstanding the foregoing provisions of this Section 2.04, unless otherwise required by law or otherwise determined by the chairman of the meeting or the Chairman of the Board, if the stockholder does not provide the information required under clauses (A)(2)(c)(ii) and (A)(2)(d)(i)-(iii) of this Section 2.04 to the Corporation within the times frames specified herein or if the stockholder (or a qualified representative of the stockholder) does not appear in person at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.04, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or authorized by a writing executed by such stockholder (or a reliable reproduction or electronic transmission of the writing) delivered to the Corporation prior to the making of such nomination or proposal at such meeting by such stockholder stating that such person is authorized to act for such stockholder as proxy at the meeting of stockholders.

(2)   For purposes of this Section 2.04, "close of business" shall mean 6:00 p.m. local time at the principal executive offices of the Corporation on any calendar day, whether or not the day is a business day, and "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.   For purposes of clause (A)(2)(d)(i) of this Section 2.04, shares shall be treated as "beneficially owned" by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has or shares pursuant to any agreement, arrangement or understanding (whether or not in writing): (a) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (b) the right to vote such shares, alone or in concert with others and/or (c) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares.

(3)   Nothing in this Section 2.04 shall be deemed to affect any rights of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

Section 2.05   Notice of Meetings. Except as otherwise required by law, the Certificate of Incorporation or the Bylaws, notice of each meeting of the stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting by delivering a notice thereof to him or her personally, or by depositing such notice in the United States mail, in a postage prepaid envelope, directed to him or her at his or her post office address furnished by him or her to the Secretary of the Corporation for such purpose or, if he or she shall not have furnished to the Secretary his or her address for such purposes, then at his or her post office address last known to the Secretary, or if otherwise consented to by such stockholder, by transmitting a notice thereof to him or her by means of electronic transmission.   Except as otherwise expressly required by law, no publication of any notice of a meeting of the stockholders shall be required.   Every notice of a meeting of the stockholders shall state the place, date and hour of the meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining the stockholders entitled to notice of the meeting) and, in the case of a special meeting, shall also state the purpose or purposes for which the meeting is called.   Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall have waived such notice and such notice shall be deemed waived by any stockholder who shall attend such meeting in person or by proxy, except a stockholder who shall attend such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.   Except as otherwise expressly required by law, notice of any adjourned meeting of the stockholders need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken.

Section 2.06   Quorum. Except in the case of any meeting for the election of directors summarily ordered as provided by law, the holders of record of a majority of the voting power of the shares of stock of the Corporation entitled to be voted thereat, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders of the Corporation or any adjournment thereof.   In the absence of a quorum at any meeting or any adjournment thereof, the holders of a majority of the voting power of the stockholders present in person or by proxy and entitled to vote thereat or, in the absence therefrom of all the stockholders, any officer entitled to preside at, or to act as secretary of, such meeting may adjourn such meeting from time to time.   The chairman of the meeting or the Chairman of the Board shall have the right and authority to convene, adjourn and/or recess any meeting of stockholders.   At any such adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally called.

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Section 2.07   Voting.

(A)   Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question.   Each stockholder shall, at each meeting of the stockholders, be entitled to vote in person or by proxy each share or fractional share of the stock of the Corporation having voting rights on the matter in question and which shall have been held by him or her and registered in his or her name on the books of the Corporation on the date fixed pursuant to Section 6.05 of the Bylaws as the record date for the determination of stockholders entitled to vote at such meeting.

(B)   Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity. Persons holding stock of the Corporation in a fiduciary capacity shall be entitled to vote such stock. Persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation such person has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or such person's proxy, may represent such stock and vote thereon.   Stock having voting power standing of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, shall be voted in accordance with the provisions of the General Corporation Law of the State of Delaware.

(C)   Any such voting rights may be exercised by the stockholder entitled thereto in person or by his or her proxy or by his or her attorney thereunto authorized and delivered to the secretary of the meeting; provided, however, that no proxy shall be voted or acted upon after three years from its date unless said proxy shall provide for a longer period.   The attendance at any meeting by a stockholder who may theretofore have given a proxy shall not have the effect of revoking the same unless he or she shall in writing so notify the secretary of the meeting prior to the voting of the proxy. At all meetings of stockholders for the election of directors at which a quorum is present, each director shall be elected by the vote of the majority of the votes cast; except that, notwithstanding the foregoing, directors (not exceeding the authorized number of directors as fixed by the Board in accordance with the Certificate of Incorporation) shall be elected by a plurality of the votes cast if as of the record date for such meeting the number of nominees exceeds the number of directors to be elected based upon nominations then expected to be made by or at the direction of the Board (or any duly authorized committee thereof) or to be brought before the meeting by a stockholder who has given notice thereof.   For purposes of this Section 2.07(C), a majority of the votes cast means that the number of shares voted "for" a director nominee must exceed the number of shares voted "against" that director nominee.   If, for any cause, the Board shall not have been elected at an annual meeting, they may be elected thereafter at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.   All other matters shall, unless otherwise provided by the Certificate of Incorporation, the Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of the Corporation which are present in person or by proxy and entitled to vote thereon. The vote at any meeting of the stockholders on any question need not be by ballot, unless so directed by the chairman of the meeting.   On a vote by ballot each ballot shall be signed by the stockholder voting, or by his or her proxy, if there be such proxy, and it shall state the number of shares voted.

Section 2.08   List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the 10th day

before the meeting date. Such list shall be arranged in alphabetical order and shall show the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, as required by applicable law. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.09 Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 2.10 Proxy Access for Director Nominations.

(A) Subject to the terms and conditions of these Bylaws, in connection with an annual meeting of stockholders at which directors are to be elected, the Corporation will include in its proxy statement and on its form of proxy the name of, and will include in its proxy statement the "Required Information" (as defined below) relating to, a number of nominees, as specified pursuant to Section 2.10(B) (the "Authorized Number"), for election to the Board submitted pursuant to this Section 2.10 (a "Stockholder Nominee"), if:

(1) the Stockholder Nominee satisfies the eligibility requirements in this Section 2.10,

(2) the Stockholder Nominee is identified in a timely notice (the "Stockholder Notice") that satisfies this Section 2.10 and is delivered by a stockholder that qualifies as, or is acting on behalf of, an Eligible Stockholder (as defined below),

(3) the Eligible Stockholder expressly elects at the time of the delivery of the Stockholder Notice to have the Stockholder Nominee included in the Corporation's proxy materials, and

(4) the additional requirements of these Bylaws are met.

(B) The maximum number of Stockholder Nominees appearing in the corporation's proxy materials with respect to an annual meeting of stockholders (the "Authorized Number") shall not exceed the greater of (i) two or (ii) twenty percent (20%) of the number of directors elected by the holders of the common stock in office as of the last day on which a Stockholder Notice may be delivered pursuant to this Section 2.10 with respect to the annual meeting, or if such amount is not a whole number, the closest whole number (rounding down) below twenty percent (20%); provided that the Authorized Number shall be reduced by (i) any Stockholder Nominee whose name was submitted for inclusion in the Corporation's

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proxy materials pursuant to this Section 2.10 but who the Board determines to nominate as a Board nominee, and (ii) any nominees who were previously elected to the Board as Stockholder Nominees at any of the preceding two annual meetings and who are nominated for election at such annual meeting by the Board as a Board nominee. The Authorized Number shall also be reduced, but not below one (1), by the number of directors in office or director candidates that in either case will be included in the corporation's proxy materials with respect to such an annual meeting as an unopposed (by the corporation) nominee pursuant to any agreement, arrangement or other understanding between the corporation and a stockholder or group of stockholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of capital stock, by such stockholder or group of stockholders, from the corporation), other than any such director who at the time of such annual meeting will have served as a director continuously, as a nominee of the Board, for at least two annual terms. In the event that one or more vacancies for any reason occurs after the date of the Stockholder Notice but before the annual meeting and the Board resolves to reduce the size of the Board in connection therewith, the Authorized Number shall be calculated based on the number of directors in office as so reduced.

(C)   To qualify as an "Eligible Stockholder," a stockholder or a group as described in this Section 2.10(C) must:

(1)   Own and have owned (as defined below in Section 2.10(D)), continuously for at least three years as of the date of the Stockholder Notice, a number of shares that represents at least three percent (3%) of the outstanding shares of common stock that are entitled to vote in the election of directors as of the date of the Stockholder Notice (the "Required Shares"), and

(2)   thereafter continue to own the Required Shares through such annual meeting of stockholders.

For purposes of satisfying the ownership requirements of this Section 2.10(C), the shares owned by a stockholder or beneficial owner that such stockholder or beneficial owner has owned continuously for at least three (3) years as of the date of the Stockholder Notice may be aggregated with shares owned by any other such stockholder(s) or beneficial owner(s); provided that the number of stockholders and beneficial owners whose ownership of shares is aggregated for such purpose shall not exceed twenty and that any and all requirements and obligations for an Eligible Stockholder set forth in this Section 2.10 are satisfied by each such stockholder and beneficial owner (except as noted with respect to aggregation or as otherwise provided in this Section 2.10). No stockholder or beneficial owner, alone or together with any of its affiliates, may individually or as a member of a group qualify as more than one Eligible Stockholder under this Section 2.10. A group of any two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by a single employer, or (C) part of a family of funds, meaning a group of publicly offered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services, shall be treated as one stockholder or beneficial owner. Whenever an Eligible Stockholder consists of a group of stockholders and/or beneficial owners, any and all requirements and obligations for an Eligible Stockholder set forth in this Section 2.10 must be satisfied by and as to each such stockholder or beneficial owner, except that shares may be aggregated as specified in this Section 2.10(C) and except as otherwise provided in this Section 2.10. The terms "affiliate" or "affiliates" shall have the meanings ascribed thereto under the rules and regulations promulgated under the Exchange Act.

(D)   For purposes of this Section 2.10, the terms "owned," "owning" and other variations of the word "own," when used with respect to a stockholder or beneficial owner, shall have the meaning set forth in Section 2.02(A)(2) above, except that the phrase "the Requisite Percent has requested a special

meeting" in Section 2.02(A)(2) shall be replaced with "its Stockholder Nominee will be included in the Corporation's proxy materials for the relevant annual meeting."

(E)   For purposes of this Section 2.10, the "Required Information" that the Corporation will include in its proxy statement is:

(1)   the information set forth in the Schedule 14N provided with the Stockholder Notice concerning each Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation's proxy statement by the applicable requirements of the Exchange Act and the rules and regulations thereunder, and

(2)   if the Eligible Stockholder so elects, a written statement of the Eligible Stockholder (or, in the case of a group, a written statement of the group), not to exceed 500 words, in support of its Stockholder Nominee(s), which must be provided at the same time as the Stockholder Notice for inclusion in the Corporation's proxy statement for the annual meeting (the "Statement").

Notwithstanding anything to the contrary contained in this Section 2.10, the Corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is untrue in any material respect (or omits a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading) or would violate any applicable law, rule, regulation or listing standard.   Nothing in this Section 2.10 shall limit the Corporation's ability to solicit against and include in its proxy materials its own statements relating to any Eligible Stockholder or Stockholder Nominee.

(F)   The Stockholder Notice shall set forth all information, representations and agreements required under Section 2.04 above (including with respect to any control person, and for such purposes, references in Section 2.04 to the "beneficial owner" on whose behalf the nomination is made shall be deemed to refer to "Eligible Stockholder"), and in addition such Stockholder Notice shall include:

(1)   a copy of the Schedule 14N that has been or concurrently is being filed with the SEC under the Exchange Act,

(2)   a statement of the Eligible Stockholder (and in the case of a group, the written agreement of each stockholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Stockholder), which statement(s) shall also be included in the Schedule 14N filed with the SEC: (A) setting forth and certifying to the number of shares of common stock the Eligible Stockholder owns and has owned (as defined in Section 2.10(D) of these Bylaws) continuously for at least three years as of the date of the Stockholder Notice, (B) agreeing to continue to own such shares through the annual meeting, and (C) regarding whether it intends to maintain ownership of the Required Shares for at least one year following the annual meeting,

(3)   the written agreement of the Eligible Stockholder (and in the case of a group, the written agreement of each stockholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Stockholder) addressed to the Corporation, setting forth the following additional agreements, representations, and warranties:

(a) it will provide (1) the information required under Section 2.04(A)(2)(c) as of the record date, (2) notification in writing verifying the Eligible Stockholder's continuous ownership of the Required Shares, as of the record date, and (3) immediate notice to the Corporation if the Eligible Stockholder ceases to own any of the Required Shares prior to the annual meeting of stockholders,

(b) it (1) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Corporation, and does not presently have any such intent, (2) has not nominated and will not nominate for election to the Board at the annual meeting any person other

than the Stockholder Nominee(s) being nominated pursuant to this Section 2.10, and (3) will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the Corporation, and

(c) it will (1) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the Corporation or out of the information that the Eligible Stockholder provided to the Corporation, (2) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 2.10, (3) comply with all laws, rules, regulations and listing standards applicable to any solicitation in connection with the annual meeting, (4) file all materials described below in Section 2.10(H)(3) with the SEC, regardless of whether any such filing is required under Regulation 14A of the Exchange Act, or whether any exemption from filing is available for such materials under Regulation 14A of the Exchange Act, and (5) at the request of the Corporation, promptly, but in any event within five business days after such request, provide to the Corporation prior to the day of the annual meeting such additional information as reasonably requested by the Corporation, and

(d) in the case of a nomination by a group, the designation by all group members of one group member that is authorized to act on behalf of all members of the group with respect to the nomination and matters related thereto, including withdrawal of the nomination.

(G) To be timely under this Section 2.10, the Stockholder Notice must be delivered by a stockholder to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business (as defined in Section 2.04(C)(2) above) on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date (as stated in the Corporation's proxy materials) the definitive proxy statement was first sent to stockholders in connection with the preceding year's annual meeting of stockholders; provided, however, that in the event the annual meeting is more than 30 days before or after the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, to be timely, the Stockholder Notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement (as defined in Section 2.04(C)(2) above) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or recess of an annual meeting, or a postponement of an annual meeting for which notice has been given or with respect to which there has been a public announcement of the date of the meeting, commence a new time period (or extend any time period) for the giving of the Stockholder Notice as described above.

(H) An Eligible Stockholder must:

(1) within five business days after the date of the Stockholder Notice, provide to the Corporation one or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three-year holding period, specifying the number of shares that the Eligible Stockholder owns, and has owned continuously in compliance with this Section 2.10,

(2) include in the Schedule 14N filed with the SEC a statement by the Eligible Stockholder (and in the case of a group, by each stockholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Stockholder) certifying (A) the number of shares of common stock that it owns and has owned continuously for at least three years as of the date of the Stockholder Notice, and (B) that it owns and has owned such shares within the meaning of Section

2.10(D),

        (3)   file with the SEC any solicitation or other communication by or on behalf of the Eligible Stockholder relating to the Corporation's annual meeting of stockholders, one or more of the Corporation's directors or director nominees or any Stockholder Nominee, regardless of whether any such filing is required under Exchange Act Regulation 14A or whether any exemption from filing is available for such solicitation or other communication under Exchange Act Regulation 14A, and

        (4)   in the case of any group, within five business days after the date of the Stockholder Notice, provide to the Corporation documentation reasonably satisfactory to the Corporation demonstrating that the number of stockholders and/or beneficial owners within such group does not exceed twenty, including whether a group of funds qualifies as one stockholder or beneficial owner within the meaning of Section 2.10(C).

        The information provided pursuant to this Section 2.10(H) shall be deemed part of the Stockholder Notice for purposes of this Section 2.10.

        (I)   Within the time period for delivery of the Stockholder Notice, a written representation and agreement of each Stockholder Nominee shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation, which shall be signed by each Stockholder Nominee and shall represent and agree that such Stockholder Nominee:

        (1)   consents to being named in the Corporation's proxy statement and form of proxy as a nominee and to serving as a director if elected;

        (2)   is not and will not become a party to (A) any Voting Commitment that has not been disclosed to the Corporation or (B) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties established pursuant to Delaware law;

        (3)   is not and will not become a party to (A) any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification (a "Compensation Agreement") in connection with such person's nomination or candidacy for director that has not been disclosed to the Corporation or (B) any Compensation Agreement in connection with service or action as a director; and

        (4)   if elected as a director, will comply with all of the Corporation's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other Corporation policies and guidelines applicable to directors.

        At the request of the Corporation, the Stockholder Nominee must promptly, but in any event within five business days after such request, submit all completed and signed questionnaires required of the Corporation's directors and provide to the Corporation such other information as it may reasonably request. The Corporation may request such additional information as necessary to permit the Board to determine if each Stockholder Nominee satisfies the requirements of this Section 2.10.

        (J)   In the event that any information or communications provided by the Eligible Stockholder or any Stockholder Nominees to the Corporation or its stockholders is not, when provided, or thereafter ceases to be, true, correct and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), such Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary and provide the information that is required to make such information or communication true, correct, complete and not misleading; it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation's right to omit a Stockholder

Nominee from its proxy materials as provided in this Section 2.10.

(K)   Notwithstanding anything to the contrary contained in this Section 2.10, the Corporation may omit from its proxy materials any Stockholder Nominee, and such nomination shall be disregarded and no vote on such Stockholder Nominee will occur, notwithstanding that proxies in respect of such vote may have been received by the Corporation, if:

(1)   the Eligible Stockholder or Stockholder Nominee breaches any of its respective agreements, representations, or warranties set forth in the Stockholder Notice (or otherwise submitted pursuant to this Section 2.10), any of the information in the Stockholder Notice (or otherwise submitted pursuant to this Section 2.10) was not, when provided, true, correct and complete, or the requirements of this Section 2.10 have otherwise not been met;

(2)   the Stockholder Nominee (A) is not independent under any applicable listing standards and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation's directors, (B) is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended, (C) is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) within the past ten years, or (D) is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended;

(3)   the Corporation has received a notice (whether or not subsequently withdrawn) that a stockholder intends to nominate any candidate for election to the Board pursuant to the advance notice requirements for stockholder nominees for director in Section 2.04;

(4)   the election of the Stockholder Nominee to the Board would cause the Corporation to violate the Certificate of Incorporation of the Corporation, these Bylaws, any applicable law, rule, regulation or listing standard; or

(5)   the Eligible Stockholder or applicable Stockholder Nominee fails to comply with its obligations pursuant to these Bylaws, including but not limited to its obligations under this Section 2.10.

(L)   An Eligible Stockholder submitting more than one Stockholder Nominee for inclusion in the corporation's proxy materials pursuant to this Section 2.10 shall rank such Stockholder Nominees based on the order that the Eligible Stockholder desires such Stockholder Nominees to be selected for inclusion in the corporation's proxy statement and include such specified rank in its Stockholder Notice submitted to the corporation.   In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 2.10 exceeds the Authorized Number, the Corporation shall determine which Stockholder Nominees shall be included in the Corporation's proxy materials in accordance with the following provisions: the highest ranking Stockholder Nominee of each Eligible Stockholder will be selected for inclusion in the Corporation's proxy materials until the Authorized Number is reached, going in order of the amount (largest to smallest) of shares of the Corporation each Eligible Stockholder disclosed as owning in its respective Stockholder Notice.   If the Authorized Number is not reached after each Eligible Stockholder has had one Stockholder Nominee selected, this selection process will continue as many times as necessary, following the same order each time, until the Authorized Number is reached.   Following such determination, if any Stockholder Nominee who satisfies the eligibility requirements in this Section 2.10 thereafter is nominated by the Board, thereafter is not included in the Corporation's proxy materials or thereafter is not submitted for director election for any reason (including the Eligible Stockholder's or Stockholder Nominee's failure to comply with this Section 2.10), no other nominee or nominees shall be included in the Corporation's proxy materials or

otherwise submitted for director election in substitution thereof.

(M)   Any Stockholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting for any reason, including for the failure to comply with any provision of these Bylaws (provided that in no event shall any such withdrawal, ineligibility or unavailability commence a new time period (or extend any time period) for the giving of a Stockholder Notice) or (ii) does not receive a number of votes cast in favor of his or her election at least equal to twenty-five percent (25%) of the voting power of the shares of stock of the Corporation that are present in person or by proxy and entitled to vote in the election of directors, will be ineligible to be a Stockholder Nominee pursuant to this Section 2.10 for the next two annual meetings.

(N)   The Board or its designee, acting in good faith, shall have the power and authority to interpret this Section 2.10 and to make any and all determinations necessary or advisable to apply this Section 2.10 to any persons, facts or circumstances.   Notwithstanding the foregoing provisions of this Section 2.10, unless otherwise required by law or otherwise determined by the chairman of the meeting or the Board, if the stockholder (or a qualified representative of the stockholder, as defined in Section 2.04(C)(1)) does not appear in person at the annual meeting of stockholders of the Corporation to present its Stockholder Nominee or Stockholder Nominees, such nomination or nominations shall be disregarded, notwithstanding that proxies in respect of the election of the Stockholder Nominee or Stockholder Nominees may have been received by the Corporation.   This Section 2.10 shall be the exclusive method for stockholders to include nominees for director election in the Corporation's proxy materials.

ARTICLE III

BOARD OF DIRECTORS

Section 3.01   General Powers. The property, business and affairs of the Corporation shall be managed by, or under the direction of, the Board.

Section 3.02   Number. The authorized number of directors that shall constitute the whole Board of Directors of the Corporation shall be no less than ten and no more than fourteen, with the exact number of directors to be fixed from time to time within such range by duly adopted resolutions of the Board, and such authorized number shall not be changed except by a Bylaw or amendment thereof duly adopted by the stockholders in accordance with the Certificate of Incorporation or by the Board amending this Section 3.02.

Section 3.03   Election of Directors. The directors shall be elected by the stockholders of the Corporation in accordance with the provisions of Section 2.07(c).   The election of directors is subject to any provisions contained in the Certificate of Incorporation relating thereto.

Section 3.04   Resignations. Any director of the Corporation may resign at any time by giving written notice to the Board or to the Secretary of the Corporation.   Any such resignation shall take effect at the time specified therein, or, if the time be not specified, it shall take effect immediately upon its receipt; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.05   Vacancies. Except as otherwise provided in the Certificate of Incorporation, any vacancy in the Board, whether because of death, resignation, disqualification, an increase in the number of directors, or any other cause, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board. Any director so chosen shall hold office until the expiration of the term for which the director is elected and until such director's successor shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

Section 3.06   Place of Meeting, etc. The Board may hold any of its meetings at such place or places within or without the State of Delaware and at such times as the Board may from time to time determine. Directors may participate in any regular or special meeting of the Board, or any committee thereof, by means of conference telephone or other communications equipment pursuant to which all persons participating in the meeting of the Board or committee, as the case may be, can hear each other, and such participation shall constitute presence in person at such meeting.

Section 3.07   Regular Meetings. Regular meetings of the Board may be held at such times as the Board shall from time to time by resolution determine.   If any day fixed for a meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting shall be held at the same hour and place on the next succeeding business day not a legal holiday.   Except as provided by law, notice of regular meetings need not be given.

Section 3.08   Special Meetings. Special meetings of the Board may be called at any time by the Chairman of the Board or the Chief Executive Officer or by a majority of the directors then in office, to be held at the principal office of the Corporation, or at such other place or places, within or without the State of Delaware, as the person or persons calling the meeting may designate.   Notice of all special meetings of the Board shall be given to each director by two days' service of the same by letter, personally or by electronic transmission.   Such notice may be waived by any director and any meeting shall be a legal meeting without notice having been given if all the directors shall be present thereat or if those not present shall, either before or after the meeting, sign a written waiver of notice of, or a consent to, such meeting or shall after the meeting sign the approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or be made a part of the minutes of the meeting.

Section 3.09   Quorum and Manner of Acting. Except as otherwise provided in the Bylaws or by law, the presence of a majority of the whole Board, or any committee thereof, shall constitute a quorum for the transaction of business at any meeting of the Board or committee, as the case may be, and all matters shall be decided at any such meeting, a quorum being present, by the affirmative votes of a majority of the directors present.   In the absence of a quorum, a majority of directors present at any meeting may adjourn the same from time to time until a quorum shall be present.   Notice of any adjourned meeting need not be given.   The directors shall act only as a Board, and the individual directors shall have no power as such.

Section 3.10   Action by Consent. Unless otherwise restricted by the Certificate of Incorporation or the Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic means, and such consents are filed with the minutes of proceedings of the Board or such committee.

Section 3.11   Compensation. No stated salary need be paid directors, as such, for their services, but, by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board or an annual directors' fee may be paid. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 3.12   Committees. The Board may, by resolution passed by the Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Except as otherwise provided in the Board resolution designating a committee, the presence of a majority of the authorized number of members of such committee shall be required to constitute a quorum for the transaction of business at any meeting of such committee.   Any such committee, to the extent provided by resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have any power or authority in

reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of the dissolution, or amending the Bylaws of the Corporation; and unless the resolution of the Board expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Any such committee shall keep written minutes of its meetings and report the same to the Board at the next regular meeting of the Board.

Section 3.13   Chairman of the Board. The Board shall elect one of its members to be Chairman of the Board and shall fill any vacancy in the position of Chairman of the Board at such time and in such manner as the Board shall determine. The Chairman of the Board shall preside at all meetings of the stockholders and directors, and shall have such other powers and duties as shall be designated by the Board. If the Chairman of the Board is not present at a meeting of the Board, another director chosen by the Board shall preside.

ARTICLE IV

OFFICERS

Section 4.01   Officers. The officers of the Corporation shall be a Chief Executive Officer, a Secretary, a Treasurer and such other officers as may be appointed by the Board as the business of the Corporation may require. Officers shall have such powers and duties as are permitted or required by law or as may be specified by or in accordance with resolutions of the Board. Any number of offices may be held by the same person. In the absence of any contrary determination by the Board, the Chief Executive Officer shall, subject to the power and authority of the Board, have general supervision, direction and control of the officers, employees, business and affairs of the Corporation.

Section 4.02   Election and Term. The officers of the Corporation shall be elected annually by the Board. The Board may at any time and from time to time elect such additional officers as the business of the Corporation may require. Each officer shall hold his or her office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Section 4.03   Removal and Resignation. Any officer may be removed, either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the Board. Any officer may resign at any time by giving written notice to the Board. Such resignation shall take effect at the time specified in such notice or, in the absence of such specification, at the date of the receipt by the Board of such notice. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.04   Vacancies. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise, shall be filled in the manner prescribed in these Bylaws for the regular appointment to such office.

ARTICLE V

CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

Section 5.01   Execution of Contracts. The Board, except as in the Bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name and on behalf of the Corporation, and such authority may be general or confined to specific instances; and unless so authorized by the Board or by the Bylaws, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or in any amount.

Section 5.02 Checks, Drafts, etc. All checks, drafts or other orders for payment of money, notes or other evidence of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board. Each such person shall give such bond, if any, as the Board may require.

Section 5.03 Deposit. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may select, or as may be selected by any officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation to whom such power shall have been delegated by the Board. For the purpose of deposit and for the purpose of collection for the account of the Corporation, the Chief Executive Officer or the Treasurer (or any other officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation who shall from time to time be determined by the Board) may endorse, assign and deliver checks, drafts and other orders for the payment of money which are payable to the order of the Corporation.

Section 5.04 General and Special Bank Accounts. The Board may from time to time authorize the opening and keeping of general and special bank accounts with such banks, trust companies or other depositories as the Board may select or as may be selected by any officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation to whom such power shall have been delegated by the Board. The Board may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of the Bylaws, as it may deem expedient.

ARTICLE VI

SHARES AND THEIR TRANSFER

Section 6.01 Certificates for Stock. The shares of stock of the Corporation may be issued in book-entry form or evidenced by certificates. However, every owner of stock of the Corporation shall be entitled upon request to have a certificate or certificates, to be in such form as the Board shall prescribe, certifying the number and class of shares of the stock of the Corporation owned by him or her. To the extent that shares of stock are represented by certificates, the certificates representing shares of such stock shall be numbered in the order in which they shall be issued and shall be signed by or in the name of the Corporation by the Chairman of the Board or a vice chairman, if any, or the president, if any, or a vice president, and by the Treasurer or an assistant treasurer or the Secretary or an assistant secretary. Any or all of the signatures on the certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon any such certificate shall thereafter have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as though the person who signed such certificate, or whose facsimile signature shall have been placed thereupon, were such officer, transfer agent or registrar at the date of issue. A record shall be kept of the respective names of the persons, firms or corporations owning the stock represented by such certificates or held in book-entry form, the number and class of shares represented by such certificates or held in book-entry form, respectively, and the respective dates thereof, and in case of cancellation the respective dates of cancellation. Every certificate surrendered to the Corporation for exchange or transfer shall be cancelled, and no new certificate or certificates shall be issued (or book entry made) in exchange for any existing certificate until such existing certificate shall have been so cancelled, except in cases provided for in Section 6.04 of the Bylaws.

Section 6.02 Transfers of Stock. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation by the registered holder thereof, or by his or her attorney thereunto authorized by power of attorney duly executed and filed with the Secretary, or with a transfer clerk or a transfer agent appointed as provided in Section 6.03 of the Bylaws, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon. The person in whose name shares of stock stand on the books of the Corporation shall be deemed

the owner thereof for all purposes as regards the Corporation. Whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact shall be stated expressly in the entry of transfer if, when the certificate or certificates shall be presented to the Corporation for transfer, both the transferor and the transferee request the Corporation to do so.

Section 6.03   Regulations. The Board may make such rules and regulations as it may deem expedient, not inconsistent with the Bylaws, concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation. It may appoint, or authorize any officer or officers to appoint, one or more transfer clerks or one or more transfer agents and one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them.

Section 6.04   Lost, Stolen, Destroyed, And Mutilated Certificates. In any case of loss, theft, destruction, or mutilation of any certificate of stock, another certificate or uncertificated shares may be issued in its place upon proof of such loss, theft, destruction, or mutilation and upon the giving of a bond of indemnity to the Corporation in such form and in such sum as the Board may direct; provided, however, that a new certificate or uncertificated shares may be issued without requiring any bond when, in the judgment of the Board, it is proper so to do.

Section 6.05   Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any other change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. If the Board shall so fix a record date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. If, in any case involving the determination of stockholders for any purpose other than notice of or voting at a meeting of stockholders, the Board shall not fix such a record date, the record date for determining stockholders for such purpose shall be the close of business on the day on which the Board shall adopt the resolution relating thereto. A determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of such meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

ARTICLE VII

MISCELLANEOUS

Section 7.01   Seal. The Board shall provide a corporate seal, which shall be in the form of a circle and shall bear the name of the Corporation and words and figures showing that the Corporation was incorporated in the State of Delaware and the year of incorporation.

Section 7.02   Waiver of Notices. Whenever notice is required to be given by the Bylaws or the Certificate of Incorporation or by law, the person entitled to said notice may waive such notice in writing, either before or after the time stated therein, and such waiver shall be deemed equivalent to notice.

Section 7.03   Fiscal Year. The fiscal year of the Corporation shall end on the 31st day of December of each year.

Section 7.04   Amendments. The Bylaws, or any of them, may be rescinded, altered, amended or repealed, and new Bylaws may be made, (i) by the Board, by vote of a majority of the number of directors then in office as directors, acting at any meeting of the Board, or (ii) by the vote of the holders of a majority of the total voting power of all outstanding shares of stock of the Corporation entitled to vote thereon, at any annual meeting of stockholders, or at any special meeting of stockholders, provided that notice of such proposed amendment, modification, repeal or adoption is given in the notice of special meeting.   Any Bylaws made or altered by the stockholders may be altered or repealed by the Board or may be altered or repealed by the stockholders.